Exhibit 99.2

Settlement Communication / Subject to F.R.E. 408

	Company Proposal (9/6/17)	Ad Hoc Group Counter (9/26/17)	Company Proposal* (10/13/17)

Debt Equitization	▪ 100% of 2017 SSN
	▪ 100% of 2018 TLB
	▪ 100% of 2020 SSN
	▪ ~55% of SSCF (~$361 million)
	  ▪ $300 million remains outstanding ("Residual SSCF")
		▪ 100% of 2017 SSN
		▪ 100% of 2018 TLB
		▪ 100% of 2020 SSN
			▪ Assumption of full SSCF agreed, subject to raising $200 million in two equity rights offerings
			  ▪ $100 million offering to stockholders backstopped by QP at agreed fixed price
			  ▪ $100 million offering to creditors backstopped by interested creditors on same terms as QP
			▪ If creditors do not wish to backstop rights offering at fixed price, the $100 million is raised without a backstop at market clearing price. If the resulting subscription price is lower than the fixed price for stockholders, the price to stockholders (and backstop price) is adjusted to match.
			▪ Backstop consideration paid in stock

Maturity Extension	▪ RCF from 6/3/18 to 2023 ▪ Residual SSCF from 5/31/19 to 2024	▪ RCF from 6/3/18 to 2023 ▪ SSCF from 5/31/19 to 2024	▪ Agreed, subject to discussions with RCF and SSCF
Equity to Existing Equity	▪ 17.5% of reorganized equity pre-warrants and pre-MIP	▪ 2.75% of reorganized equity pre-warrants and pre-MIP	▪ 10% in total (subject to dilution), including any structuring fees for QP but excluding backstop fees
Warrants to Existing Equity	▪ Exercisable for 10% ownership of reorganized company on a fully diluted basis ▪ Strike price reflects recovery of creditors (Ad Hoc Group and SSCF) of par plus accrued interest through the petition date ▪ Tenor: not addressed	▪ Exercisable for 10% ownership of reorganized company on a fully diluted basis ▪ Strike price reflects recovery of Ad Hoc Group of par plus accrued interest through the petition date ▪ Tenor: 4 years	▪ Amount and strike price agreed ▪ Tenor: 7 years with change of control protection (converts to warrants of a qualifying public buyer, otherwise Black-Scholes)
Governance	▪ QP to nominate two of the seven directors	▪ Equitizing creditors to nominate all directors	▪ Five member board, with one director appointed by existing board, two by equitizing creditors and one by each of the two largest backstop parties
MIP	▪ MIP terms TBD	▪ MIP terms TBD	▪ MIP terms TBD

* Subject to board approval.